Form N-SAR

Sub-Item 77K: Changes in registrant's certifying accountants

On November 24, 2003, the Board of Trustees selected Deloitte & Touche ("D&T") as independent auditors of the Babson Fund for the fiscal year ending June 30, 2004. D&T has confirmed to the Audit Committee of the Board of Trustees
("Audit Committee") that they are independent auditors with respect to the Babson Fund. For the fiscal year ended June 30, 2003, PricewaterhouseCoopers LLP ("PWC") served as the Babson Fund's independent auditor. In July and August 2003, a PWC affiliate in Canada provided certain prohibited non-audit services for the benefit of a Canadian subsidiary of RBC, the indirect parent company of J&B, the Babson Fund's investment advisor at that time. PWC represented to the Babson Fund that although the provision of these services may have impaired their independence under SEC rules, PWC personnel working on the audit of the Babson Fund for the fiscal year ended June 30, 2003 had no knowledge of the situation in Canada until after the audit of the Babson Fund. As a result of the PWC affiliate in Canada's provision of these services,on October 9, 2003, PWC declined to seek appointment as independent auditors for the Babson Fund for the fiscal year ended June 30, 2004. During the Babson Fund's fiscal year ended June 30, 2003, PWC's audit reports concerning the Babson Fund contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, in connection with its audits for the fiscal year ended June 30, 2003, and through the date upon which it declined to seek appointment as the Babson Fund's independent auditors, there were no disagreements between the Babson Fund and PWC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of PWC would have caused it to make reference to the disagreements in its report on the financial statements for such periods. In addition, there were no "reportable events" of the kind described in Item 304(a) (1) (v) of Regulation S-K under the
Securities Exchange Act of 1934, as amended. During registrant's fiscal year ended June 30, 2003 and the interim period ending November 24, 2003, neither registrant nor anyone on its behalf consulted D&T which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on registrant's financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a) (1) (iv) of Item 304 of Regulation S-K) or reportable events
(as described in paragraph (a) (1) (v) of said Item 304).

Registrant as requested PWC to furnish it with a letter addressed to the Securities and Exchange Commission stating whether PWC agrees with the statements contained above.
A copy of the letter from PWC to the Securities and Exchange Commission is filed as an exhibit hereto.